Exhibit 21	List of Carbiz Inc. Subsidiaries

Carbiz USA Inc.	Wholly owned subsidiary of Carbiz Inc.	Delaware Corporation
Carbiz Auto Credit, Inc.	Wholly owned subsidiary of Carbiz USA Inc.	Florida Corporation
Carbiz Auto Credit JV1, LLC.	Wholly owned subsidiary of Carbiz USA Inc.	Florida LLC
Carbiz Auto Credit AQ, Inc.	Wholly owned subsidiary of Carbiz USA Inc.	Florida Corporation
Texas Auto Credit, Inc.	Wholly owned subsidiary of Carbiz USA Inc. Qualified to do business in Texas operating under the name Carbiz Auto Credit	Florida Corporation